UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Provides Business Update and Discusses Growth Strategy at its Fintech GO 2018 Conference

Strategy sets the stage for continuing expansion and growth; 2018 to be transitional

BEIJING, July 10, 2018 - China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory services provider and financial technology company today provided an update on its recent business developments, new business opportunities and growth initiatives for 2018 and beyond, which was previously announced at its Fintech GO 2018 conference held at the Park Hyatt Hotel in Beijing on June 28, 2018. Over 500 professionals joined this conference. Conference details are available at http://cifsp.com/portal/index/investview/pid/5/id/102/t/1530872731/lang/2/stype/1531131931.html/p/1.

While 2017 was a year of growth and expansion (revenue and net income increased by 59% and 73%, respectively as compared to 2016), 2018 is expected to be a transitional year for the Company. The Company has now moved onto the next phase of its growth and expects its financial technology (“FinTech”) products to gradually become the catalyst for future growth.

At the Fintech GO 2018 conference, the Company’s management discussed its potential markets and FinTech technologies. Since the acquisition of AnyTrust in November last year, the Company has invested in new technologies and talented IT professionals to support the development of its FinTech products and services. The Company is expecting to transition from a traditional financial service provider to a FinTech company supported by following:

(i)	Supply Chain Financing Services (Factoring): Launched in October 2017, the Company’s factoring business aims to provide supply chain financing solutions to SMEs – with an initial focus on the pharmaceutical (medical supplies and equipment) sector by reducing financing costs and improving operational efficiency. Since then, the Company has signed several agreements, including a RBM 100 million (approximately $15.7 million) revolving factoring credit agreement with Sino Pharma Business Factoring Co., Ltd, one of China’s leading factoring services providers serving the healthcare industry, backed by accounts receivable from Grade A hospitals with Class II or above rankings. This new business line is expected to be a significant contributor to the Company’s 2018 financial performance, and will account for at least 25% of total revenue. For more details about factoring business, please visit: http://cifsp.com/portal/index/invest/pid/1/lang/2/stype/153.html.

(ii)	AnyTrust: In November 2017, the Company acquired Beijing Anytrust Science & Technology Co., Ltd (“AnyTrust”), a big data company focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China. In early 2018, the Company launched the beta version of AnyInfo, a vertical search engine and big data platform covering a broad range of publicly available data for over 28 million enterprises in China, which is now available for Windows and Android users at www.anyinfo.cn. For more details about Anytrust’s products and technologies, please visit: http://www.anytrust.cn/ .

(iii)	Intelligent Research Platform (“IRP”): Launched in April 2018, IRP provides intelligent financial products and services to financial institutions such as banks, insurance and asset management firms and investment funds in China. IRP uses big data, cloud computing, artificial intelligence, block chain, machine learning, natural language processing etc., to develop its intelligent investment research platform. IRP’s beta version is presently offered as a trial to certain of the Company’s target clients. To learn more about InTruth and IRP, please visit http: http://cifsp.com/portal/index/invest/pid/1/lang/2/stype/153.html.

In addition to the above, the Company is pursuing a two-fold growth strategy:

-	Expand legacy / higher margin financial advisory services (commercial payment advisory services, international corporate financing advisory services, and intermediary bank loan advisory services) by targeting new clients in China and expanding its geographical coverage through innovative product offerings.

-	Focus on its FinTech Initiative through the development of its big data platform by offering data access, analytics, artificial intelligence, machine learning, and intelligent investment research to clients such as SMEs, state-owned enterprises, financial institutions and individuals.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS noted, “Within a very short period we have been able to expand our breadth of products and services. We are extremely proud of our achievements. We believe that we have positioned the company well to take advantage of substantial opportunities in the FinTech sector and successfully execute our growth strategy. We look forward to reporting our progress in the coming months.”

For more information contact:

Investor Relations (China) China Internet Nationwide Financial Services, Inc. ir@cifsp.com +1 212 200-6998	Investor Relations Service (US) Lena Cati: ir.us@cifsp.com +1 212 836-9611

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises. Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”) is a wholly owned subsidiary of CIFS focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China.

For more information about the CIFS and Anytrust, please visit www.cifsp.com or www.anytrust.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2018	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer